24 August 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 17 August 2026 to 21 August 2026 it purchased through ABN AMRO Bank N.V. a total of 947,534 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	ABN AMRO Bank N.V.
Intermediary Code:	ABNANL2A
Time zone:	CEST
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
17/08/2026	192,723	2520	2467	2496.2290
18/08/2026	190,872	2554	2464	2519.2035
19/08/2026	190,548	2564	2490	2524.8259
20/08/2026	187,280	2588	2541	2568.8796
21/08/2026	186,111	2627	2544	2585.0167

Following the settlement of the above transactions, RELX PLC holds 81,455,966 ordinary shares in treasury, and has 1,747,560,462 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 77,348,094 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/8968R_1-2026-8-24.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66